Exhibit 4.21

Supplementary Agreement to

the Transfer Contract of State-owned Land Use Right

Ning Guo Tu Zi Rang He (2009) Bu No. (23)

Party A: Nanjing Land Resources Bureau (Transferor)

Party B: Nanjing State-owned Assets Investment & Management Holding (Group) Co., Ltd (Original Transferee)

Party C: Jiangsu Vimicro Electronics Corporation (Transferee)

I.	Party A transfers the piece of land specified in Transfer Contract of State-owned Land Use Right (Contract No. Ning Guo Tu Zi Rang He [2006] 300) (hereinafter referred to as “Original Transfer Contract”) to Party B on June 20, 2007. This Agreement shall act as a supplement to the Original Transfer Contract (Contract No. Ning Guo Tu Zi Rang He [2006] 300) and enjoy the same legal force as the Original Transfer Contract.

II.

The total land area stipulated in the Original Transfer Contract shall be 235229.3 m2, including the actual transferred land area of 172908.0 m2 and matching land area of 62321.3 m2. The piece of land shall be used for industry and the plot ratio shall be 0.7.

III.

The Transferee of the land area of 90801.0 m2 (including the transferred land area of 68224.3 m2 and matching land area of 22576.7 m2)of the total land area shall be changed from Party B to Party C in accordance with the circular of [2008]No.6 issued by Ningbo Government Office. The rest land area of 144428.3 m2 (including the transferred land area of 104683.7 m2 and matching land area of 39744.6 m2) shall still belong to Party B.

IV.	The plot ratio of the piece of land transferred to Party C shall be 1.2 in accordance with newly approved planning and design requests.

V.	The project shall be commenced on any date before December 31, 2009 and completed on any date before December 31, 2011.

VI.	Unless otherwise agreed herein, the rights and obligations of Party B and Party C within its own transferred piece of land shall not be changed pursuant to the Original Transfer Contract.

VII.	This Agreement is made in six counterparts, each party holding two copies, and will enter into effect on the following date after being signed and sealed by each party.

Party A: (seal)	Party B: (seal)
Legal representative (authorized agent)	Legal representative (authorized agent)

Party C: (seal)
Legal representative (authorized agent)

Date: July 31, 2009

Transfer Contract of State-Owned Land Use Right

N.G.T.Z.R.H. [2006] No. 300

Chapter 1 General

Article 1 The parties to this Contract:

Assignor: The Bureau of Land Resources Nanjing;

Assignee: State-Owned Assets Investment Management Holding (Group) Co., Ltd. at Xuanwu District, Nanjing.

In accordance with the Land Administration Law of the People’s Republic of China, Law of the People’s Republic of China on Administration of the Urban Real Estate and Contract Law of the People’s Republic of China, the parties hereby enter into this Contract under the principles of free will, exchange for consideration and good faith.

Article 2 The Assignor assigns the land use right of the land, while the land ownership belongs to the People’s Republic of China. The State shall possess the jurisdiction and administration power conferred by the Constitution and other relevant laws as well as other powers stipulated by relevant laws and regulations and rights and interests necessary for the public benefits. However, the underground resources, the objects buried underground, and the public works shall be excluded from the scope of assignment.

Chapter 2 Delivery of the Land and Payment of Assignment Fee

Article 3 The assigned land is located in Xuzhuang Village (Xuzhuang Software Park), Xuanwu District with the land registration No. 02-009-062-003. The total area of the land is two hundred and thirty five thousand two hundred and twenty nine point three (235,229.3) square meters, including sixty two thousand three hundred and twenty one point three (62,321.3) square meters for municipal matching facilities and 172,908.0 square meters for the actually assigned area.

Article 4 Usage of the subject land: industrial use.

Article 5 Period of the assignment: fifty year(s) from the date of government approval, which is December 21, 2006.

Article 6 The unit price for the assignment is RMB one hundred and thirty (130) Yuan per square meter, and the total amount of the assignment fee is RMB twenty-two million, four hundred and seventy-eight thousand and forty Yuan in words (22,478,040 Yuan in Arabic numerals).

The assignment fee refers to the proceeds of the government as land owner, excluding the compensation for land expropriation, removal and relocation, as well as other taxes. Such compensation should be determined and agreed between the Assignee and the Management Committee of Nanjing Xuzhuang Software Industrial Base.

Article 7 The Assignee shall, on the date when this Contract is signed and sealed by both parties, pay the total amount of the assignment fee thereof to the Assignor.

Chapter 3 Land Development and Utilization

Article 8 The Assignee shall carry out land development and construction to the extent of the assignment while complying with the following requirements:

1.	Nature of the main buildings: for industrial use ;

2.	Nature of the ancillary buildings: / ;

3.	Plot ratio: ≤ 0.7 ;

4.	Building density: ≤ 25% ;

5.	Building height: / ;

6.	Other land use requirements: / .

The specific construction requirements are detailed in Annex I–”Notice of Planning and Design Elements”.

Article 9 The area for the internal offices and life supporting services of the Assignee within the assigned land shall not exceed 5% of the total area of the land, i.e. less than eight thousand six hundred and forty five point four (8,645.4) square meters. The assignee cannot build any non-manufacturing facilities, such as the residential buildings, expert department, hotels, guest houses and training centers on this land.

Article 10 The Assignee agrees to commence the construction before June 1, 2008. In case of failure to catch up the schedule, the Assignee must first obtain the approval of the Management Committee of Nanjing Xuzhuang Software Industrial Base and make an application to the Assignor thirty (30) days in advance for a postponement, the period of which shall not exceed one year for reasons of the Assignee.

Article 11 The Assignee agrees to complete the construction and meet all conditions of final acceptance before June 1, 2010. In case of failure of completion on schedule, the Assignee must first obtain the approval of the Management Committee of Nanjing Xuzhuang Software Industrial Base and make an application to the Assignor thirty (30) days in advance for a postponement, the period of which shall not exceed one year for reasons of the Assignee. In case of postponed commencement of construction approved by the Assignor, the completion time shall be correspondingly postponed.

Article 12 The Assignee agrees that the total amount of investment in fixed assets within the land for assignment shall be no less than RMB four hundred and eighty (480) million Yuan (including the costs for land acquisition, the construction and installation of buildings and structures, supporting facilities and infrastructures, and equipment purchase and installation etc.), i.e. no less than RMB one point eight six (1.86) million Yuan per area.

Article 13 In the process of land development and construction, the Assignee shall carry out the construction of water, gas and sewage treatment facilities as well as the project of main lines beyond the land and access to and introduction of the electricity substation in compliance with relevant rules and regulations.

The Assignee agrees that the pipelines laid by the government due to the needs of utilities pass in and out or go through the land.

Article 14 The Assignee shall, within thirty (30) days after the delivery of the land, apply to the Assignor for land registration by providing this Contract, payment receipt of the assignment fee and the certificate of paid-off compensation for land acquisition and relocation issued by the Management Committee of the Industrial Base, and obtain the “State-owned Land Use Certificate”.

Article 15 The Assignee must make reasonab use of the land in accordance with the laws, and any of the activities carried out on the land shall not damage or destroy the surrounding environment or facilities. In case of any damage or loss to the State or other persons, the Assignee shall be held liable for relevant compensation.

Article 16 After the completion of the construction, the Assignee shall apply to the Assignor within thirty (30) days for review and acceptance of the construction, while the Assignor shall carry out examination on the commence date, completion date, land use conditions and investment intensity in accordance with this Contract. In case of successful acceptance, the procedures for certificate replacement may be carried out. In case of failure in acceptance, the certificate replacement procedures may be carried out after going through relevant formalities.

Article 17 The government shall retain the right of urban adjustment and planning of this land. In case of any adjustment to the original land use planning, the existing buildings within the land shall not be affected. However, the alteration, renovation and reconstruction of the above-ground buildings and other attached objects within the period of use or the application for renewal upon expiry of the assignment must be implemented in compliance with the currently effective planning with relevant formalities to be handled with according to the current rules and regulations.

Article 18 The Assignor shall not withdraw the land use right before the expiration date stated in this Contract. However, under special circumstances, the Assignor may, based on the requirements of the public policy, withdraw the right before the expiration date of the land use right. The Assignor shall, based on the value of the above-ground buildings and other attached objects as well as the price of the right to the use the land for the remaining number of years upon the withdrawal, offer corresponding compensation.

Article 19 In case of a need to expropriate part of the land due to the requirements of urban construction, the Assignee shall not reject; the expropriated part of the land shall be compensated by the expropriating party in accordance with relevant regulations without any refund of the land assignment fee.

Chapter 4 Transfer, Lease, and Mortgage of the Land Use Right

Article 20 The Assignee, that has paid the total amount of the land transfer price, obtained the “State-owned Land Use Certificate” and acquired the land use right in accordance with this Contract, may have the right to transfer, lease and mortgage the land use right . But the initial transfer of the land use right (including the sale, exchange and donation thereof) for the remaining term of use shall meet the following conditions:

(1) The land has been invested and developed in accordance with this Contract and the investment amount is over 25% out of the total (excluding the investment in the land transfer price).

(2) A certificate for the use of the state-owned land had been granted for more than five years.

(3) The document of approval to the land transfer and the written opinions of the Management Committee of Nanjing Xuzhuang Software Industrial Base have been obtained.

Article 21 A transfer or mortgage contract shall be entered into between the Assignor and the Assignee or the mortgager and the mortgagee for the transfer or mortgage of the land use right. In case that a lease term is more than six months, a lease contract shall also be entered into between the leaser and the lessee.

The contract for the transfer, mortgage or lease of the land use right shall not breach the laws and regulations of the State or the provisions of this Contract.

Article 22 With the transfer of the land use right, the rights and obligations specified in this Contract shall be transferred accordingly. After the transfer of the land use right, the term of use shall be the remainder of the term specified in this Contract minus the number of the years for which the Assignee has used.

Article 23 With the transfer, lease or mortgage of the land use right , the ownership of the above-ground buildings and other attached objects shall be transferred, leased or mortgaged accordingly; with the transfer, lease or mortgage of the ownership of the above-ground buildings and other attached objects, the land use right shall be transferred, leased or mortgaged accordingly.

Article 24 With respect to the transfer, lease or mortgage of the land use right, the relevant parties of the transfer, lease or mortgage shall apply to the Assignor for registration of alteration holding this Contract, the contract for the transfer, lease or mortgage and the “State-owned Land Use Certificate”.

Article 25 The area for the internal offices and utility and life supporting services of the Assignee within the land for assignment shall not be transferred, leased or mortgaged separately.

Chapter 5 Expiration of the Term of Use

Article 26 Upon the expiration of the term of use and the need to continue to use of the land, the Assignee shall submit a renewal application to the Assignor no later than one year before the expiration, and the Assignor shall approve the application unless there is need to withdraw the land for the social public interests.

If the renewal application is approved, the Assignee shall go through the formalities for the compensated use of the land in accordance with the law and enter into a new contract for the compensated use of the land with the Assignor and pay the corresponding assignment fee.

Article 27 Upon the expiration of the use of the land, if the Assignee does not apply for a renewal or the renewal application is not approved as stipulated in Article 27 of this Contract, the Assignee shall surrender the “State-owned Land Use Certificate”, and the Assignor may withdraw the land use right on behalf of the State and undertake procedures to nullify the registration.

Article 28 Upon the expiration of the term of land use right, if the Assignee does not apply for a renewal, the Assignor may withdraw the land use right as well as the above-ground buildings and other attached objects thereon on behalf of the State without compensation, and the Assignee shall keep the above-ground buildings and other attached objects in good conditions and working orders with no man-made sabotage; in case that the above-ground buildings and other attached objects fail to function normally, the Assignor may request the Assignee to remove or demolish the above-ground buildings and other attached objects within a definite time to restore the original land conditions.

Article 29 Upon the expiration of the use of the land, if the renewal application made by the Assignee is not approved as stipulated in Article 27 of this Contract, the Assignor may withdraw the land use right on behalf of the State without compensation and shall, based on the residual value of the above-ground buildings and other attached objects upon the withdrawal, offer corresponding compensation.

Chapter 6 Force Majeure

Article 30 Either party that fails to perform this Contract partially or completely due to force majeure shall bear no responsibility, but should take all necessary remedies appropriate to minimize the losses caused by force majeure. In case of a force majeure following the delay in performance of either party, that party shall not be relieved of responsibility.

Article 31 Either party affected by the force majeure shall notify the other of the details in writing by mails, telegram, telex or fax within 72 hours, and shall submit the report to the other with 30 days after the incident on the reasons for complete or partial possibility of performance of the Contract.

Chapter 7 Liability for Breach of Contract

Article 32 In case of failure to commence the land development and construction on the specific date stipulated in this Contract, the Assignee shall pay a breach penalty to the Assignor with the amount of 1‰ of the total land assignment fee for each day delayed; if the Assignee fails to commence the construction for over two years, the Assignor may withdraw the land use right without compensation, except for delays caused by force majeure or acts of the Government or governmental departments.

Article 33 In case of failure to complete the land development and construction on the specific date stipulated in this Contract, the Assignee shall pay a breach penalty to the Assignor in the amount of 1‰ of the total land assignment fee for each day delayed; if the Assignee fails to complete the construction one year after the agreed completion date, the Assignor may withdraw the land use right that has not been developed without compensation, except for delays caused by force majeure or acts of the Government or governmental departments.

Article 34 In case of the Assignee’s investment in the land less than 90% of the total amount of investment stipulated in this Contract, the Assignee shall pay a breach penalty to the Assignor with the amount of 1% of the total land assignment fee for each 1% less.

In case of a total area for the internal offices and utility and life supporting services for the project exceeding the proportion stipulated in this Contract, the Assignee shall pay a breach penalty to the Assignor in the amount of 1% of the total land assignment fee for each 1% more. In case of 5% more than the stipulated proportion, the Assignee shall have the responsibility to remove the exceeding part.

In case of non-productive facilities such as complete residential blocks, expert buildings, hotels, guest houses and training centers built on the land, the Assignee shall have the responsibility to remove these facilities or the Assignor may withdraw these facilities without compensation.

Chapter 8 Notification and Statement

Article 35 Notifications and communications required or permitted by this Contract shall become effective upon actual receipt.

Article 36 In case of any change to the notification or mailing address or the bank of deposit and bank account number of either party, that party shall notify the other of the new address or bank of deposit and bank account number within fifteen (15) days after the changes are made. Any loss caused by the delay in notification of either party shall be borne by that party.

Article 37 In the conclusion of this Contract, the Assignor shall have the obligation to answer any questions raised by the Assignee with respect to this Contract.

Chapter 9 Applicable Law and Dispute Settlement

Article 38 The validity, interpretation, performance and settlement of disputes of this Contract shall be governed by the laws of the People’s Republic of China.

Article 39 Any dispute arising out of the performance of this Contract shall be settled by both parties through consultation; if the consultation fails, it shall be settled in the way specified in     (1)    :

(1) Submit it to   Nanjing   Arbitration Committee for arbitration;

(2) File a suit with a people’s court in accordance with the law.

Article 40 In the event that the Assignee refuses to make the payment for the land assignment fee, the Assignor shall have the right to request the people’s court to compel the payment.

Chapter 10 Supplementary Provisions

Article 41 This Contract shall come into effect upon the signatures and seals of the legal representatives (or agents) of both parties.

This Contract together with the Annexes hereto shall be served in eight copies with the Assignor holding four, the Assignee holding three, and the Management Committee of Nanjing Xuzhuang Software Industrial Base holding one.

Article 42 The annex to this Contract, “Notice of Planning and Design Elements”, is the integral parts of this Contract and shall have the same legal effect as this Contract.

Article 43 This Contract and the annexes hereto are written in Chinese.

Article 44 This Contract was entered into on June 20, 2007 in Nanjing, Jiangsu Province, P.R.C.

Article 45 Any matters not covered under this Contract shall be determined by both parties and included in the annexes which shall also have the same legal effect with the Contract.

Article 46 The Assignee hereby declares that this Contract has been carefully read and thoroughly understood and undertakes to comply with and strictly perform this Contract.

The Assignor (seal): The Bureau of Land Resources Nanjing

Domicile: No. 7 West Tongren Street, Zhujiang Road, Nanjing

Zip code: 210008

Legal representative:

Agent:

The Assignee (seal): State-Owned Assets Investment Management Holding (Group) Co., Ltd. at Xuanwu District, Nanjing

Domicile: No. 455 Zhujiang Road, Nanjing

Zip code: 210018

Legal representative: Wang Xu

Agent:

Planning and Design Elements of Construction Projects of Nanjing Urban

Planning Bureau (Other)

File No.		East 2006010JY(3)
Land user		State-Owned Assets Investment Management Holding (Group) Co., Ltd. at Xuanwu District, Nanjing		Contact person	Zhao Danmei
Project name		CSS Software R & D Center at Xuzhuang Software Industrial Base		Contact number
Land location		Xuzhuang Village, Xuanwuhu Street, Xuanwu District (Xuanwu Software Park)		Plot number	01
Total area		235,260 square meters	Area for construction	172,970 square meters	Other area for acquisition	62,290 square meters
Nature of the planned land			Class 1 industrial land
Planning control requirements	Control indicators	Plot No.	Plot 1
Floor area ratio
≤ 0.7
Building density (%)
≤ 25
		Greening rate (%)	30
Building height (m)
≤ 25
Concentrated green land (ha)

Building spacing factor
Description of control indicators

1.       The planning control indicators should be calculated within the construction area. The urban roads and green lands (the hatched part) are not included in the calculation of planning control indicators.

2.       The planned building height is the height from outdoor terrace to cornice.

	Traffic organization	The project planning and design should properly organize the internal traffic at the Base and the inside and outside traffic on the land, to prevent interference between different types of vehicles and between persons and the traffic. The exits and entrances for vehicles of the Base should be located on the north planned road rather than the Xianlin Street in the south.
	Concession	The planned buildings are not allowed to enter the planning control green line in the north and the west with a concession of no less than 15 meters to the control green line on the Xianlin Street in the south and a concession of no less than 15 meters to the land boundary in the east.
	Spacing of buildings	The spacing of buildings must meet the requirements of relevant regulations and standards.
Supporting facilities

Parking requirements: 0.5 parking lot per 100 square meters of building area for motor vehicles; 4 parking lots per 100 square meters of building area for non-motor vehicles.

The parking manner of non-motor vehicles and motor vehicles should be compatible, and all non-motor vehicles must apply indoor parking.

Other related facilities such as electricity distribution, management spaces, sewage treatment facilities, garbage collection facilities etc. should be planned in place at one time.

	Others	In accordance with local regulations
Planning guidance requirements

1.       The land for planning is located in Xuzhuang development zone with Purple Mountain and the surround urban freeway in the west, Xianlin Street which is an important landscape style road leading to the new urban area of Xianlin in the south, Jiangsu Software Incubating and R & D Center and public service area in the north, and the reserved area for culture and entertainment in the east. The land planning and design should take into account the careful study of the location and surrounding environment of the land, paying special attention to the overall space coordination with the Purple Mountain in the west, and making proper scenic organization along Xianlin Street and the fifth elevation of the buildings.

2.       The land planning and design should clarify the overall style, color arrangements and exterior wall materials of the buildings. The architectural style should be modern and simple, demonstrating rich space quality of research and development buildings while meeting the basic requirements of functions.

3.       Architectural color control requirements

The land is located within Xuzhuang Software Base in the new urban area of Xianlin with the landscape style road –Xianlin Street – in the south, and Purple Mountain and the surround urban freeway in the west. The architectural color design should consider the surrounding environment, and the road color control interface and building functions and size should be controlled in accordance with “Architectural Color Control Guidance in Xianlin New Urban Area” V– Plot Control Area of Three Classes of Colors (see Annex V Land Guidance for details). Giving consideration to the large scale of the land, in order to avoid monotonous colors, the different color units should be partitioned on the construction site plan based on the architectural color design. It is recommended to partition the color units by taking the characteristics of roads and surrounding environment into consideration, and the area for each color unit should be no greater than 2 hectares.

Related requirements	☐ The land planning and design must receive specialized traffic organization analysis.
☐ The land planning and design must receive environmental impact analysis.
☐ The land planning and design must receive sunlight analysis.
■ The land planning and design must carry out screening and selection from multiple programs, and the candidate programs should be no less than three (3).
☐ The land planning and design must organize no less than design units to carry out program screening and selection, and the candidate programs should be no less than .
■ The land planning and design must have the programs selected by the Expert Advisory Committee of Nanjing Planning Commission.
☐ The land planning and design must have regional analysis chart.
☐ The land planning and design must make public notification.
The land planning and design must seek the views and opinions of the following sections: ■ firefighting, ☐ civil defense, ☐ transportation, ☐ education, ☐ heritage, ■ environmental protection, ☐ health, ☐ safety, ☐ water conservancy, ☐ aviation, ☐ electricity, ☐ communications, ☐ other
These planning and design elements shall remain effective within 12 months as of the date of issuance.
Remarks

1.      Basic requirements for the maps for review:

(1)    Overall layout plan (on 1:1000 topographic map)

(2)    Plan, elevation and profile maps of main single buildings (1:100 – 1:200)

(3)    Traffic flow organization plan

(4)    Overall elevation maps of the planned roads along the south side and in the west

(5)    Green layout plan

(6)    Design sketches or models that express the design intent

(7)    Planning and design description (containing descriptions of the designs of specific technical economic indicators and architectural colors)

2.      Annex V Land Guidance of “Architectural Color Control Guidance in Xianlin New Urban Area”

Nanjing Urban Planning Bureau (seal)